Exhibit 99.1
                                                                   ------------



                                                     ASML FIRST-HALF 2002 RESULTS


Summary Consolidated Statements of Operations(1)


                                                                                EUR           EUR          USD(3)
                                                                               2001          2002          2002
(Amounts in thousands except per share data)                              Jan - Jun     Jan - Jun     Jan - Jun
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                 1,015,496       823,143       789,586
Cost of sales(2)                                                            733,952       620,735       595,429
------------------------------------------------------------------------------------------------------------------------------------
Gross profit on sales                                                       281,544       202,408       194,157

Research and development costs                                              203,745       193,745       185,847
Research and development credits                                             (6,392)      (13,388)      (12,842)
Selling, general and administrative expenses                                159,254       144,910       139,002
Merger and acquisition expenses                                              52,673             0             0
------------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                              409,280       325,267       312,007

Operating income (loss)                                                    (127,736)     (122,859)     (117,850)

Interest income                                                              26,755        19,540        18,743
Interest expense                                                            (25,417)      (42,049)      (40,334)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                          (126,398)     (145,368)     (139,441)
Provision for income taxes                                                   30,334        47,245        45,319

------------------------------------------------------------------------------------------------------------------------------------
Net income (loss), before effect of accounting changes                      (96,064)      (98,123)      (94,122)
Cumulative effect of change in accounting principles
net of tax                                                                        0             0           0

------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           (96,064)      (98,123)        (94,122)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per ordinary share                                       (0.20)        (0.21)        (0.20)
Diluted net income (loss) per ordinary share                                     (0.20)        (0.21)        (0.20)
Number of ordinary shares used in
computing per share amounts (in thousands):
Basic                                                                       465,790       476,829
Diluted                                                                     465,790       476,829

---------------------------

1) All figures are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
2) The gross profit on sales for the six months ended June 30, 2001 was negatively affected by additional obsolescence costs of inventories amounting to approximately EUR 56 million.
3) Solely for the convenience of the reader, certain Euro amounts have been translated into United States dollars ("USD") using the exchange rate in effect on June 30, 2002, of USD 1.00 = EUR 1.0425.

Ratios and Other Data(1)
                                                                                   2001             2002
                                                                              Jan - Jun        Jan - Jun
------------------------------------------------------------------------------------------------------------------------------------

Gross profit on sales as a % of net sales                                            27.7             24.6
Operating income (loss) as a % of net sales                                         (12.6)           (14.9)
Net income (loss) as a % of net sales                                                (9.5)           (11.9)
Sales of systems (units)                                                            250               93
   of which sales of Litho systems                                                  120               78
   of which sales of Thermal & Track systems                                        130               15

                                                                               June 30,         June 30,
                                                                                   2001             2002
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity as a % of total assets                                          46.0             42.0
Number of employees                                                               8,349            6,802

Summary Consolidated Balance Sheets(1)


                                                                  Dec. 31,       June 30,         June 30
                                                                   2001            2002             2002
(Amounts in thousands)                                             EUR              EUR             USD(3)
------------------------------------------------------------------------------------------------------------------------------------

  ASSETS
Cash and cash equivalents                                      910,678          602,809          578,234
Accounts receivable, net                                       570,118          586,161          562,265
Inventories, net1                                              868,888          940,154          901,826
Other current assets                                           249,082          226,770          217,525
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                         2,598,766        2,355,894        2,259,850
Other assets                                                   353,351          375,173          359,878
Intangible assets                                               18,376           21,219           20,354
Property, plant and equipment                                  673,347          616,635          591,496
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 3,643,840        3,368,921        3,231,578

  LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                               290,264          273,265          262,125
Other current liabilities                                      538,443          463,710          444,805
Convertible subordinated bonds                               1,510,902        1,141,472        1,094,937
Longterm debt and deferred liabilities                          77,944           75,049           71,989
Shareholders' equity                                         1,226,287        1,415,425        1,357,722
Total liabilities and Shareholders' equity                   3,643,840        3,368,921        3,231,578
--------------------------
1)   All figures are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of
     America (U.S. GAAP).

Summary Consolidated Statements of Cash Flows(1)

                                                                                   2001             2002             2002
(Amounts in thousands)                                                              EUR              EUR             USD3
                                                                                Jan - Jun        Jan - Jun        Jan - Jun
------------------------------------------------------------------------------------------------------------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                               (96,064)         (98,123)         (94,122)
Depreciation and amortization                                                    80,915           87,631           84,058
Change in assets and liabilities                                                (65,588)        (199,636)        (191,498)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                             (80,737)        (210,128)        (201,562)
  CASH FLOWS FROM INVESTING ACTIVITIES:
Net capital expenditures                                                       (161,238)         (52,884)         (50,728)
Other investing activities                                                            0           (5,645)          (5,415)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (161,238)         (58,529)         (56,143)
  CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share issuance                                                     26,577          288,986          277,205
Redemption of convertible loan                                                        0         (268,471)        (257,526)
Other financing activities                                                            0             (457)            (438)

Net cash provided by financing activities                                        26,577           20,058           19,241
Effect of changes in exchange rates                                              40,226          (59,270)         (56,854)
Cash related to minority interest                                               122,143                0                0
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            (53,029)        (307,869)        (295,318)




Movements in Shareholders' equity (1)

                                                                  2001             2002             2002
(Amounts in thousands)                                             EUR              EUR             USD(3)
                                                             Jan - Jun        Jan - Jun        Jan - Jun
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                 1,666,212        1,226,287        1,176,294
Changes in equity heritage SVG during the
quarter ended December 2000                                     (9,326)               0                0

Issuance of ordinary shares and conversion of convertible loan  23,155          288,986          277,205
Net income (loss)                                              (96,064)         (98,123)         (94,122)
Other changes                                                   53,968           (1,725)          (1,655)

------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                       1,637,945        1,415,425        1,357,722

1) All figures are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Segment disclosure(1)

From a managerial point of view, ASML recognizes two business segments: Lithography and Thermal & Track activities.

For the three half years                                      Lithography              Thermal & Track
(Amounts in thousands)                                     EUR           EUR          EUR           EUR
                                                         Jan - Jun     Jan - Jun    Jan - Jun     Jan - Jun
                                                           2001          2002         2001          2002
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                               810,617       776,414      204,879        46,729
Cost of sales                                           580,803       546,808      153,149        73,927
------------------------------------------------------------------------------------------------------------------------------------
Gross profit on sales                                   229,814       229,606       51,730       (27,198)

Research and development costs                          170,585       158,039       33,160        35,706
Research and development credits                         (6,392)      (13,388)           0             0
Selling, general and administrative expenses            129,048       131,272       30,206        13,638
Restructuring & acquisition related costs                41,291             0       11,382             0
------------------------------------------------------------------------------------------------------------------------------------
Total expenses                                          334,532       275,923       74,748        49,344

Operating income (loss)                                (104,718)      (46,317)     (23,018)      (76,542)

Gross profit on sales as a % of net sales                    28.4          29.6         25.2         (58.2)
Gross profit on sales as a % of net sales, excluding
restructuring and other one time charges                     35.3          29.6         25.2         (58.2)
Operating income (loss) as a % of net sales                 (12.9)         (6.0)       (11.2)       (163.8)
Operating income (loss) as a % of net sales, excluding
restructuring and other one time charges                     (0.9)         (6.0)        (5.7)       (163.8)
Sales of systems (units)                                    120            78          130            15
Average selling price of new systems                      5,910         8,581        1,195         1,013
----------
1)   All figures are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of
     America (U.S. GAAP).

Notes to the Summary Consolidated Financial Statements

    Basis of Presentation
    ASML follows accounting principles generally accepted in the United States of America (`U.S. GAAP'). The accompanying Consolidated Financial Statements are stated in thousands of euros (`EUR') except that, solely for the convenience of the reader, certain euro amounts presented as of and for the six months ended June 30, 2002 have been translated into United States dollars ("USD") using the exchange rate in effect on June 30, 2002 of USD
    1.00 = EUR 1.0425. These translations should not be construed as a representation that the euro amounts could be converted into U.S. dollars at that rate.

    Pooling of Interest
    In 2001 ASML merged with Silicon Valley Group Inc. ("SVG"). This merger is accounted for as a business combination pooling of interests. This means that for accounting and financial reporting purposes the companies have been treated as if they had always been combined.

    Principles of consolidation
    The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profits, transactions and balances have been eliminated in consolidation.

    Recognition of revenues, income and expenses
    Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.
    ASML defers the fair value of the installation service yet to be performed on delivered equipment. Revenues of initial shipments of new technology systems are deferred until acceptance by the customer. Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

    Merger and acquisition expenses
    Non recurring costs related to the merger between ASML and SVG are presented under merger and acquisition expenses. These include charges related to investment banking fees, professional services and integration consulting.

    Use of estimates
    The preparation of ASML's Summary Consolidated Financial Statements in conformity with U.S. GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

    Restructuring provision:
    On October 16, 2001, ASML announced a restructuring plan. As of June 30, 2002, the remaining current liability with regard to this plan amounted to EUR 24,324,000. The Company expects to pay the full accrual (including employee terminations) in fiscal year 2002.

                                        Inventory      Purchase   Fixed Asset     Building     Severance         Total
                                        write-off       commit-     write-off      closure      payments
     in euro thousands                                    ments                      costs

     Restructuring provision              300,443        51,761        32,704        6,918        18,727       410,553
     Incurred to date                    (300,443)            0       (32,704)           0        (2,979)     (336,126)

     Balance at December 31, 2001               0        51,761             0        6,918        15,748        74,427
     Incurred during first half year 2002               (29,191)            0       (2,562)       (6,579)      (38,332)
     Reversed 20021                                      (5,439)            0            0        (4,268)       (9,707)
     Effect of exchange rates                   0        (1,370)            0         (348)         (346)       (2,064)

------------------------------------------------------------------------------------------------------------------------------------
     Balance June 30, 2002                      0        15,761             0        4,008         4,555        24,324


    1) Reversals are the result of differences between estimates and actual amounts and are reflected in the Statement of Operations.




     Inventories
                                                             As of                     As of
     in euro thousands,                              Dec. 31, 2001             Jun. 30, 2002

    Raw materials                                          643,640                   464,764
    Work in process                                        493,371                   513,467
    Finished goods                                         292,606                   342,209
    Allowance for obsolecense                            (560,729)                 (380,286)

    Total inventories, net                                 868,888                   940,154

    Commitments and contingencies
    On December 21, 2001, Nikon filed a complaint against ASML with the United States International Trade Commission ("ITC") under Section 337 of the United States trade laws. On the same day, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California. On January 23, 2002, the ITC instituted an investigation based on Nikon's complaint, which alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. The original complaint in the California action alleges infringement of four other Nikon patents. A fifth patent was added by Nikon to the California action before ASML answered the complaint. Nikon's patents relate to several different aspects of photolithography equipment. In the ITC proceeding, Nikon seeks to exclude the importation of infringing products. The California complaint seeks injunctive relief and unspecified damages.

    On February 25, 2002, ASML answered the complaint in the ITC investigation, denied that it infringed any of Nikon's patents, and asserted that Nikon's patents were invalid and unenforceable. On April 5, 2002, ASML filed a counterclaim in the ITC investigation alleging that Nikon has infringed five United States Patents owned by ASML. ASML's patents also relate to various aspects of photolithography equipment. Pursuant to ITC rules, ASML removed its counterclaim on the same day to the United States District Court for the District of Arizona. The case is expected to trial in 2004. The ITC commenced a hearing on the case on September 4, 2002.

    On April 5, 2002, ASML answered Nikon's complaint in California, denied that it infringed Nikon's patents and brought a counterclaim against Nikon alleging that its patents are invalid and unenforceable and that Nikon has committed anti-trust violations. On 19 July 2002, the United States District Court for the Northern District of California ordered that ASML's claims against Nikon for patent misconduct and antitrust violations may proceed, denying Nikon's motion to dismiss those claims. This case is expected to proceed to trial in 2004.

    On August 20, 2002, ASML filed a patent infringement complaint against Nikon in Tokyo District Court, Tokyo, Japan, seeking an injunction against Nikon to cease the manufacture and sale of lithography systems that infringe on an ASML patent. The complaint also seeks damages from Nikon totalling 11,076,876,300 Japanese Yen (approximately (euro)97 million).

    It is very early in the process and therefore the outcome of the various proceedings between ASML and Nikon cannot be predicted at this stage. If some or all of Nikon's claims are successful, this could have a material adverse effect on the Company's operating results and financial condition.